20549-0408

								February 24, 2004


James R. Martin
President
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia  26554-2777

Re: MVB Financial Corp.
       Form SB-2, amendment number 1, filed February 7, 2005
       File No. 333-120931

Dear Mr. Martin:

      We have examined the above referenced filing and have the following comments. Where indicated, we think you should revise these filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please revise the cover to indicate the actual threshold number of shares derived by the formula in the fourth sentence. You can then delete the formula.



MVB Financial - page 1
2. At the beginning of the last paragraph you seem to indicate that the board of MVB Financial will remain the same. In your cover letter you imply that new directors will be added. Please revise as correct.
3. We note the statement in the next to last sentence regarding "responsibility" for the combined company. In a phone call with Charles Dunbar, counsel for the company, we were advised that this has not yet been recorded in any agreement. He also advised us that it is only intended that all of the second-tier directors be fully responsible for MVB. Please clarify the disclosure in the filing. If responsibility for the registrant is somehow intended to flow up from the second-tier director level, please advise us fully as to the legal mechanics of such a situation. Address state law on point and how you believe such an arrangement would be reflected in the liability and signature requirements for this registration statement.

Selected Financial Data - page 2
Statistical Financial Information Regarding MVB Financial - page
14

4. Expand the disclosure to state the denominator for the line item percentage of loans past due more than thirty days. In addition, define the term non-current loans as used in the line item non-current loans to total loans.

5. Revise the book value at end of period for December 31, 2002 and
2001 to be computed using the ratio of common shareholders equity at end of period/outstanding common shares at end of period.

Independent Auditor`s Report - page F-2

6. Please advise the staff regarding the registration of the firm of
Conley CPA Group, PLLC with the PCAOB and the company`s ability to meet its requirement under the Section 102 of the Sarbanes- Oxley
Act
of 2002.

Financial Statements
Age of Financial Statements

7. Consider the updating requirements pursuant to Item 310(g) (2) of
Regulation S-B.




Item 23. Changes In and Disagreements with Accountants on
Accounting
and Financial Disclosure - Prior Comment #72

8. Expand the filing to provide all the disclosures required by Item
304 of Regulation S-B regarding the termination of Conley CPA
Group
PLLC as the company`s external auditor and the appointment of Brown
Edwards & Company, LLP as its new external auditor. The required letters from the former accountants and new accountants should also be filed as exhibits to the Form SB-2.

Exhibit 23.1- Consent of Independent Auditors

9. Include a currently dated consent of the independent auditors in the amendment to the Form SB-2.

MVB 2003 Form 10-KSB - Prior Comment #71 and Form 10-QSB Filings

10. Please file MVB`s 2003 Form 10-KSB and the March 31, 2004 and
June 30, 2004 Form 10-QSB filings pursuant to Regulation S-B. The 10-KSB filed March 16, 2004 with the FDIC as well as the subsequently filed 10-QSB reports do not satisfy this requirement.







      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






      Direct any questions on accounting matters to Chris Harley
202-
942-1926 or to John P. Nolan, Accounting Branch Chief, at 202-942-1783. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1874.


								Sincerely,



								Mark Webb

Legal Branch Chief


By fax: Elizabeth Lord
             Fax number 304-340-1080
??

??

??

??

MVB Financial Corp.
page 4